

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 13, 2019

Mark K. Mason
Chairman of the Board, President and
Chief Executive Officer
HomeStreet, Inc.
601 Union Street, Suite 2000
Seattle, WA 98101

> **Re: HomeStreet, Inc.**
> **PRER14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on May 10, 2019 by HomeStreet, Inc.**
> **File No. 001-35424**

Dear Mr. Mason,

We have reviewed the above-captioned filing, and have the following comment. Our comment may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comment applies to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 14A

1. The placeholder included for purposes of disclosing the record date continues to be blank. Rule 14a-13, by its terms, mandates that the registrant shall conduct the inquiry required by Rule 14a-13(a)(1) "at least 20 business days prior to the record date of the meeting of security holders." Please advise us how HomeStreet complied with, or intends to comply with, Rule 14a-13(a)(3).

We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Beth E. Berg, Esq.
        Kai H.E. Liekefett, Esq.